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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

                           Miller Exploration Company
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                  600533-10-3
                                 (CUSIP Number)


                                  July 8, 1999
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


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                                  SCHEDULE 13G


CUSIP NO. 600533-10-3

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Falcon Fund, Ltd.
         75-2345424

2.       CHECK THE APPROPRIATE BOX IF A NUMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

               NUMBER OF         5.   SOLE VOTING POWER                   None
                SHARES
             BENEFICIALLY        6.   SHARED VOTING POWER               300,000
               OWNED BY
                 EACH            7.   SOLE DISPOSITIVE POWER              None
               REPORTING
                PERSON           8.   SHARED DISPOSITIVE POWER          300,000
                 WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   300,000

10.      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    Less than 5%

12.      TYPE OF REPORTING PERSON           PN



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                                  SCHEDULE 13G


CUSIP NO. 600533-10-3

1.     NAME OF REPORTING PERSON
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

       G. Houston Hall
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A NUMBER OF A GROUP
       (a)      [ ]
       (b)      [X]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

             NUMBER OF         5.   SOLE VOTING POWER                   None
              SHARES
           BENEFICIALLY        6.   SHARED VOTING POWER              300,000
             OWNED BY
               EACH            7.   SOLE DISPOSITIVE POWER              None
             REPORTING
              PERSON           8.   SHARED DISPOSITIVE POWER         300,000
               WITH

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  300,000(1)

10.    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES                                                            [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    Less than 5%

12.    TYPE OF REPORTING PERSON           IN

-----------------------

(1) Mr. Hall, as General Partner of Falcon Fund, Ltd., has voting and dispositive power with respect to the aggregate 300,000 shares of Common Stock held by Falcon Fund, Ltd.

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                                  SCHEDULE 13G

ITEM 1(a).        NAME OF ISSUER:

                  Miller Exploration Company

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3104 Logan Valley Road
                  Traverse City, Michigan  49685-0348

ITEM 2(a).        NAME OF PERSON FILING:

                  Falcon Fund, Ltd.                           G. Houston Hall
                  a Texas limited partnership

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  8235 Douglas Avenue, Suite 420, Dallas, Texas  75225

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value

ITEM 2(e).        CUSIP NUMBER:

                  600533-10-3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(c) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) through (j) are not applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

ITEM 4.           OWNERSHIP

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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                  (a)      Amount beneficially owned:

                           300,000 shares

                  (b)      Percent of Class:         Less than 5%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    None

                           (ii)     Shared power to vote or to direct the vote:
                                    300,000(1)

                           (iii) Sole power to dispose or to direct the disposition of: None

                           (iv) Shared power to dispose or to direct the disposition of: 300,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

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                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS:

                  The following is filed as an exhibit to this Statement on
                  Schedule 13 G:

                  Exhibit A         Agreement to File Statement

-----------

(1) Mr. Hall, as General Partner of Falcon Fund, Ltd., has voting and dispositive power with respect to the aggregate 300,000 shares of Common Stock held by Falcon Fund, Ltd.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 13, 1999           Falcon Fund, Ltd.


                                        By: /s/  G. HOUSTON HALL
                                            --------------------
                                                 G. Houston Hall
                                                 General Partner

                                        /s/ G. HOUSTON HALL
                                        -------------------
                                             G. Houston Hall


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                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
 99.A             Agreement to File Statement